UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

(Commission File No. 001-40408)

Global-E Online Ltd.
(Translation of registrant’s name into English)

Global-E Online Ltd
9 HaPsagot St.,
Petah Tikva 4951041, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Mr. Thomas Studd, an independent member of Global-e Online Ltd.’s (the “Company”) board of directors and a Partner at Vitruvian Partners, has tendered his resignation from the board of directors of the Company, effective as of November 18, 2023.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-256403).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.
(Registrant)

By:	/s/ Ofer Koren
Name:	Ofer Koren
Title:	Chief Financial Officer

Date: November 21, 2023

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